Exhibit (a)(20)

To:	All Eligible US Employees
From:	Compchng
Subject:	Reminder: November 12 Stock Option Transfer Program Election Deadline

As a reminder, the Stock Option Transfer Program Election Period is scheduled to close on November 12, at midnight New York/Eastern Time (9pm U.S. Pacific Time). We do not plan to extend the Election Deadline. You have until the deadline to make your final participation decision. No elections or withdrawals will be accepted after that time.

You are receiving this message regardless of any election you may have submitted to date. Your participation status, as currently registered, can be viewed at https://stock under the Option Transfer tab. Several resources are also available for more information.

The Stock Option Transfer Program is completely voluntary. Neither Microsoft nor its Board of Directors makes any recommendation about whether you should participate.

Thank you